August 19, 2024

Fabian Battaglia
Chief Executive Officer
MOBIX LABS, INC
15420 Laguna Canyon Road, Suite 100
Irvine, California 92618

        Re: MOBIX LABS, INC
            Registration Statement on Form S-1
            Filed August 12, 2024
            File No. 333-281492
Dear Fabian Battaglia:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing